FLOW TRADERS US INSTITUTIONAL TRADING LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash	$	55,792
Receivable from broker-dealers		26,632,127
Receivable from affiliate		5,303,068
Furniture and equipment (less accumulated depreciation of 28,205)		14,909
Other assets		58,906
	$	32,064,802
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses		1,522,381
Payable to affiliate		132,223
		1,654,604
Member's equity		30,410,198
	$	32,064,802

See accompanying notes.